

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Mr. Steven D. Moulton, Chief Executive Officer
Rocky Mountain Fudge Company, Inc.
4596 Russell Street
Salt Lake City, Utah 84117

>   **Re:**   **Rocky Mountain Fudge Company, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **Filed January 31, 2008**
>   **File No. 0-51140**

Dear Mr. Moulton:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief